N-SAR SUB-ITEM 77Q1: Exhibit
Western Asset Global Partners Income Fund Inc. (GDF)


Copies of any material amendments to the registrant's charter or by-laws:

The relevant section in each fund's bylaws is replaced with the following:

For GDF, the amendment is as follows:
Section 1. Annual Meetings. The annual meeting of the stockholders of the Corporation shall be held on a date following the end of the Corporation's fiscal year as fixed from time to time by the Board of Directors. An annual meeting may be held at any place in or out of the State of Maryland and at any time, each as may be determined by the Board of Directors and designated in the notice of the meeting. Any business of the Corporation may be transacted at an annual meeting without the purposes having been specified in the notice unless otherwise provided by statute, the Corporation's Charter, as amended, supplemented or corrected from time to time (the
"Charter"), or these By-Laws.